FONIX CORPORATION
                        180 West Election Road, Suite 200
                               Draper, Utah 84120





                                  July 1, 2003



Securities and Exchange Commission
Division of Corporate Finance
450 5th Street
Washington, D.C. 20549
ATTN: Celeste Murphy


         Re:      Fonix Corporation (the "Registrant")
                  Registration Statement on Form S-2
                  File No. 333-105417
                  Filed May 20, 2003

Dear Ms. Murphy:

         The Registrant hereby applies to withdraw the above-referenced Registration Statement, which was filed in connection with a secondary offering of common stock to be issued to a third party investor (the "Equity Line Investor") in connection with a private equity line agreement. The Registrant and the Equity Line Investor entered into the equity line transaction in May 2003, and terminated the equity line agreement as of June 30, 2003. No funds were drawn on the equity line and no shares of stock were issued to the Equity Line Investor. No shares of stock were sold under this Registration Statement. The Registration Statement was not declared effective by the SEC.

         The Registrant is withdrawing the Registration Statement because the Registrant and the Equity Line Investor intend to renegotiate a new equity line agreement and terms. The Registrant intends to file a new registration statement to register the resales by the Equity Line Investor of shares issued under the new equity line agreement. As of the date of this request, the Registrant and the Equity Line Investor have discussed a new agreement but have not finalized the terms. Because the line of credit agreement underlying the Registration Statement has been terminated, the Registrant is seeking to withdraw the Registration Statement.





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        The Registrant may undertake a subsequent private offering of its securities in reliance on Rule 155(c) promulgated under the Securities Act of 1933 or otherwise.

Sincerely,

FONIX CORPORATION

/s/ Roger D. Dudley
----------------------------------
By: Roger D. Dudley
Executive Vice President and
Chief Financial Officer